UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41413

UNITED MARITIME CORPORATION
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ⌧           Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of United Maritime Corporation (the “Company”) dated November 11, 2025, titled “United Maritime Reports Third Quarter and Nine Months Financial Results for the Periods Ended September 30, 2025” and “Declares Quarterly Cash Dividend of $0.09 Per Share” and “Announces Strategic AI Investment in Ship Management Technology”.

Attached to this report on Form 6-K as Exhibit 99.2 is Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Unaudited Interim Condensed Consolidated Financial Statements of the Company as of and for the nine-month period ended September 30, 2025.

This report on Form 6-K and the exhibits hereto, excluding the statements attributed to the Company’s Chairman & Chief Executive Officer, are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-273116 and 333-266099).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  November 21, 2025

UNITED MARITIME CORPORATION

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer